UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

ELEVATE.MONEY REIT I, INC.

(Exact name of issuer as specified in its charter)

Maryland
(State or other jurisdiction of incorporation) 85-1856425 (I.R.S. Employer Identification No.)

4600 Campus Drive, Suite 201, Newport Beach, CA 92660
(Full mailing address of principal executive offices)

(949) 606-9897
(Issuer’s telephone number, including area code) Common Stock
Title of each class of securities issued pursuant to Regulation A:

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 3 of this Form 1-SA.  This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “intend,” “could,” “hope,” “predict,” “target,” “potential,” or “continue” or variations of these terms, the negative of these terms or other similar expressions.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular filed with the Securities Exchange Commission on August 19, 2022.

Overview

Elevate.Money REIT I, Inc. (the “Company”) is a Maryland corporation, incorporated on June 22, 2020, that intends to qualify to be taxed as a real estate investment trust, or REIT, beginning with the taxable year ending December 31, 2022. The Company engages in the business of buying smaller commercial real estate properties including quick service (fast food) restaurants, along with other casual dining concepts (“QSR”), automatic car washes (“ACW”), and convenience stores (“CS”). The Company’s overall objective is to invest in real estate assets with a long-term view towards making regular cash distributions and generating capital appreciation. We plan to own substantially all of our assets and conduct our operations through wholly-owned special purpose subsidiaries. We intend to present our financial statements on a consolidated basis.

We are externally managed by Elevate Money, Inc. (our “Advisor”). Our Advisor owns and operates the online investment platform located at www.elevate.money (the “Elevate Platform”), which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Organization and offering expenses incurred in 2020 and through June 30, 2022 were paid by our Advisor. In 2022, the Company reimbursed the Advisor for certain organization and offering expenses totaling $117,498. Our Advisor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Our Advisor has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Advisor’s investment committee.

As of June 30, 2022, we owned one property, a Family Dollar Store in Fort Worth, Texas (the “Fort Worth Property”). The net book value of our real estate investments as of June 30, 2022 was $2,100,474. Subsequent to June 30, 2022, we acquired an additional property, a Shell USA, Inc. branded fuel station and convenience store near Columbia, South Carolina (the “South Carolina Shell Property”) for $1,908.000.

2

Offering Results

As of June 30, 2022, we were offering up to $50.0 million in our common shares during the rolling twelve-month period under Regulation A (the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2022, we have raised total gross offering proceeds of approximately $1,304,882 from settled subscriptions.

We expect to offer common stock in our Offering until we raise the maximum amount permitted based on the maximum number of common stock we are able to qualify under Regulation A at any given time, unless terminated by our Advisor at an earlier time. The price per share is initially $10.00. Commencing at the end of the calendar year after the first year that our board of directors has determined that our real estate portfolio has sufficiently stabilized for purposes of a meaningful valuation, our board of directors will adjust the offering price of the shares on an annual basis to equal our net asset value (“NAV”) per share.

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Advisor may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Advisor deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a monthly or other periodic basis. We have not established a minimum distribution level.

The board of directors of the Company declared distributions based on daily record dates for the period January 1, 2022 through June 30, 2022 at a rate of $0.001780822 per share per day on the outstanding shares of the Company’s common stock, which the Company aggregated and paid on a monthly basis on the 10th day following the end of each month. The same dividend rate has been paid from June 30, 2022 through the date of this filing. Distributions will be paid in cash or reinvested in shares of the Company’s common stock for stockholders participating in the Company’s distribution reinvestment plans. The daily distribution rate of $0.001780822 per share of common stock reflects an annualized distribution rate of $0.65 per share, or 6.5% based upon the Company’s current share price of $10.00 per share. While the Company's board of directors is under no obligation to do so, the annualized basis return assumes that the board of directors will declare distributions in the future similar to the distributions disclosed herein. There may also be times when our Advisor elects to reduce or eliminate our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Results of Operations

Revenue.  The Company had $93,733 in revenue for the first six months of 2022, compared to no revenue for the first six months of 2021. The Company acquired its first income producing property, a Family Dollar Store in Fort Worth, Texas in July 2021. Revenue for the first six months of 2022 was comprised of rental income and common area reimbursements related to the aforementioned property.

Expenses. Total expenses for the first six months of 2022 and for the first six months of 2021 were $619,436 and $115, respectively.

The increase in total expenses in 2022 resulted from a full six months of property operations ($132,687), absorption of REIT related administrative costs ($178,978) and REIT related marketing costs ($307,771). During the first six months of 2021, the REIT related administrative costs and REIT related marketing costs were paid for by our Advisor.

Net loss.  The Net loss for the first six months of 2022 and for the first six months of 2021 were $525,703 and $115, respectively.

3

Income Taxes

We were organized and intend to operate so as to qualify for taxation as a REIT under the Internal Revenue Code, as amended. Our qualification and taxation as a REIT depends upon our ability (through historical annual operating results, asset diversification, distribution of our taxable income to stockholders, and diversity of ownership of our common stock) to meet numerous requirements established under highly technical and complex income tax provisions, which are subject to interpretation and change, sometimes with retroactive effect. The Company failed to qualify as a REIT in 2021 because more than 50% of the Company’s outstanding shares were owned by five or fewer individuals (‘closely held”). As such, its income will be taxed at regular corporate rates. The Company intends to qualify as a REIT commencing with the year ended December 31, 2022.

Liquidity and Capital Resources

As of June 30, 2022, the Company had purchased one property: a Family Dollar store in Fort Worth, Texas in July 2021 (“Family Dollar Fort Worth Property”). This property is 100% leased to Family Dollar, a leading national discount retailer, which is owned by Dollar Tree, Inc. (NASDAQ: DLTR). The property’s double-net lease expires on June 30, 2026. Family Dollar has four additional 5-year renewal options pursuant to the lease. The property is expected to generate $560,144 in total revenue from July 1, 2022 through June 30, 2026, and $3,574,475 over the course of the remaining four additional options, if exercised.

The contract purchase price for the property was $2,000,000, exclusive of closing costs. The Company paid the purchase price through a combination of a $1,340,000 mortgage loan from Dew Claw, LLC, an unaffiliated lender, and $867,602 borrowed under the Company’s revolving line of credit from our Advisor, as discussed in greater detail below. The mortgage provided 12-month financing at a fixed rate of 8% with twelve months of interest only payments, and was guaranteed by the Company’s CEO, Harold Hofer. In April 2022, the Company refinanced the $1,340,000 mortgage note payable from Dew Claw, LLC with a new $1,200,000 loan originated by Pacific Premier Bank, an unaffiliated commercial lender. The new mortgage is secured by the Family Dollar Fort Worth Property, has a 10-year term, bears interest initially at 3.95% for five years, amortizes over 25 years, and is guaranteed by the Company’s CEO, Harold Hofer. As of June 30, 2022, there was approximately $1,200,000 remaining subject to the mortgage.

As of June 30, 2022, the Company’s had total assets of $2,448,527, which included $181,667 of cash and $79,025 of tenant and subscription receivables.

The Company also has a revolving line of credit for the purchase of real property with our Advisor, which allows for a maximum principal balance of $1,000,000 and bears interest at 6%. The Company has accrued $19,516.42 in interest as of June 30, 2022. The Advisor waived its rights to interest on the line of credit through December 31, 2021. In March 2022, the maturity date on this revolving line of credit was extended from March 11, 2022 to March 11, 2023. The Company has repaid $532,000 and $0 of the advances under the line of credit during 2021 and the first six months of 2022, respectively, leaving a balance outstanding of $515,744 at June 30, 2022. The Company plans to repay the remaining advances under our line of credit with proceeds from our common stock offering pursuant to Regulation A.

Organization and offering expenses incurred in 2022 and 2021 were paid by our Advisor. The Company reimbursed our Advisor $117,498 and $0 of offering expenses during the six months ended June 30, 2022 and June 30, 2021, respectively.

Subsequently, on July 28 2022, the Company completed the purchase of a property containing a Shell USA, Inc. branded fuel station and convenience store near Columbia, South Carolina (the “South Carolina Shell Property”). The purchase price for the South Carolina Shell Property was $1,908,000.00, exclusive of closing costs. The Company financed the purchase price with the shareholder equity, a personal loan from the Company’s CEO, Mr. Hofer of $185,000, and a short term secured bridge loan from Dew Claw, LLC, a Nevada limited liability company in the amount of $1,360,000, which the Company intends to replace with a permanent loan. The bridge loan will bear interest at a rate of 7.0% per annum, and have an exit fee equal to 0.125% of the loan balance for each month that the bridge loan is outstanding. The bridge loan will mature twelve months after its funding date (close of escrow). The personal loan from Mr. Hofer will bear interest at the rate of 6% per annum on a cumulative, non-compounded basis, and is repayable on or before March 11, 2023. The purchase was completed through a limited liability company, wholly-owned by the Company, formed as a special purpose acquisition vehicle for purposes of the acquisition.

The South Carolina Shell Property is currently operated by Pops Mart Fuels, LLC, a seasoned owner and operator of Shell-branded fuel stations and convenience stores. The property houses 12 multi-product fuel dispensers along with a convenience store that is currently undergoing a remodel by the operator. Upon closing, the Company executed a new 20-year absolute triple net lease with Pops Mart Fuels, LLC with respect to the South Carolina Shell Property, which includes a 1.5% annual rent increase and four 5-year options for renewal. The aggregate annual base rent under the lease will initially be $116,668.

As of June 30, 2022, the Company had raised $1,304,882 in gross offering proceeds from the sale of common stock. Funds raised through the sale of our common stock has been primarily used to repay borrowings used for the purchase of the Family Dollar Fort Worth Property, or the purchase of our South Carolina Shell Property.

For further information regarding liquidity and capital resources, please see Statement of Cash Flows in the financial statements included in this Semi-Annual Report on Form 1-SA.

4

Off-Balance Sheet Arrangements

As of June 30, 2022, we had no off-balance sheet arrangements.

Critical Accounting Policies

For further information regarding critical accounting policies on revenue recognition, investment in real estate, income tax and deferred financing costs please see Note 2 to the financial statements included in this Semi-Annual Report on Form 1-SA.

Related Party Arrangements

For further information regarding related party arrangements, please see Note 7 to the financial statements included in this Semi-Annual Report on Form 1-SA.

Trend Information

COVID-19 Pandemic

One of the most significant risks and uncertainties facing our Company and the real estate industry generally continues to be the effect of the ongoing public health crisis of the novel coronavirus (“COVID-19”) pandemic and the COVID-19 mutation into several variants. The COVID-19 pandemic that began during the first quarter of 2020 has resulted in a significant impairment of the value of national real estate investments and properties and may also impact the value of the properties we intend to acquire or invest in. The continuing COVID-19 pandemic has resulted in significant economic disruption globally, including in the United States, which is the primary market in which the Company intends to do business.  Governmental authorities throughout the United States have taken actions, such as stay-at-home orders and other social distancing measures, to prevent the spread of COVID-19 that has restricted travel, public gatherings, and the overall level of individual movement and in-person interaction.  This has, in turn, significantly reduced economic activity and negatively impacted many businesses.  We continue to monitor the impact of the COVID-19 pandemic on our business, including how the pandemic may affect our ability to collect rent from our real estate properties.

Interest Rates and Inflation

While government stimulus and low interest rates encouraged 2021’s robust economic rebound, this highly accommodative monetary policy also drove inflation to highs not seen in almost 40 years. As the consensus outlook on inflation has recently moved from “transitory” to more persistent, the Federal Reserve has markedly changed its stance to become more hawkish, signaling a prompt end to bond buying and a high likelihood of several rate increases in 2022. Despite expectations of tighter monetary policy and forthcoming Federal Reserve interest rate hikes, economic fundamentals remain sound. Furthermore, current forecasts capture expectations of broad rent growth, occupancy, and asset pricing in the real estate industry. We believe that our investment strategy combined with the experience and expertise of our Advisor’s management team will continue to provide attractive long-term equity returns for our shareholders.

Ukraine-Russia War

The conflict in Eastern Europe has had little impact on the Company’s operations. We continue to monitor the impact of the war on our business.

Item 2. Other Information

None.

Item 3. Financial Statement (unaudited)

The accompanying semiannual financial statements of the Company have been prepared in accordance with the instructions to Form 1-SA.  Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America.  In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature.  Operating results for the six months ended June 30, 2022 and June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

5

ELEVATE.MONEY REIT I, INC.

ELEVATE.MONEY REIT I, INC.
Condensed Balance Sheets

	Unaudited June 30, 2022	December 31, 2021
ASSETS
Investment in real estate
Land	$742,010	$742,010
Building	1,073,899	1,073,899
Tenant improvements and other capitalized costs	284,565	276,815
Total investment in real estate	2,100,474	2,092,724
Accumulated depreciation and amortization	(64,256)	(28,414)
Total investment in real estate, net	2,071,129	2,064,310

Cash	181,667	66,598
Receivable from tenant	23,714	45,454
Stock subscriptions held in escrow	50,346	114,952
Prepaid expenses and other assets	116,707	8,804
Total Assets	$2,445,722	$2,300,118

LIABILITIES
Mortgage note payable, net	$1,195,221	$1,317,913
Accounts payable and accrued liabilities	53,222	55,578
Unsecured line of credit – related party	515,744	335,602
Total Liabilities	1,764,187	1,709,093

STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 5,000,000 shares authorized, no shares issued and outstanding as of June 30, 2022 and December 31, 2021	-	-
Common stock, $0.001 par value, 5,000,000 shares authorized, 130,488 and 54,200 issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	130	54
Common stock subscribed, 5,034 and 11,495 shares as of June 30, 2022 and December 31, 2021, respectively	50,346	114,952
Additional paid-in-capital, net	1,226,947	518,769
Cumulative dividends and net losses	(595,888)	(42,750)
Total Stockholders’ Equity	681,535	591,025

Total Liabilities and Stockholders’ Equity	$2,445,722	$2,300,118

The accompanying notes are an integral part of these financial statements.

F-1

ELEVATE.MONEY REIT I, INC.
Condensed Statements of Operations

Unaudited

	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
REVENUE

Rental income	$93,733	$-

EXPENSES

Management fees paid to related party	10,000	-
General and administrative	178,978	115
Marketing, social media advertising	307,771	-
Depreciation and amortization	35,842	-
Interest expense	64,845	-
Property taxes	22,000	-
Total Expenses	619,436	115

Net Loss	$(525,703)	$(115)

Net loss per share, basic and diluted	$(5.79)	$(.42)
Weighted average number of common shares outstanding, basic and diluted	90,791	275

The accompanying notes are an integral part of these financial statements.

F-2

ELEVATE.MONEY REIT I, Inc.
Condensed Statements of Stockholders’ Equity
For the Six Months Ended June 30, 2022 and 2021

Unaudited

	Common Stock		Common Stock Subscribed		Additional	Cumulative Dividends	Total
	Shares	Amount	Shares	Amount	Paid-in- Capital	and Net Losses	Stockholders’ Equity
Balance, December 31, 2020	100	1	-	-	999	-	1,000
Issuance of common stock	53,619	53	-	-	536,139	-	536,192
Common stock subscribed	-	-	11,495	114,952	-	-	114,952
Offering costs	-	-	-	-	(23,179)	-	(23,179)
Dividends declared	-	-	-	-	-	(6,296)	(6,296)
Dividends reinvested	621	1	-	-	6,212	-	6,213
Repurchases of common stock	(140)	(1)	-	-	(1,402)	-	(1,403)
Net loss	-	-	-	-	-	(36,454)	(36,454)
Balance, December 31, 2021	54,200	$54	11,495	$114,952	$518,769	$(42,750)	$591,025

Issuance of common stock	76,288	76	(11,495)	(114,952)	751,783	-	636,907
Common stock subscribed	-	-	5,034	50,346	-	-	50,346
Offering costs	-	-	-	-	(29,405)	-	(29,405)
Dividends declared	-	-	-	-	-	(27,435)	(27,435)
Dividends reinvested	-	-	-	-	22,493	-	22,493
Repurchases of common stock	-	-	-	-	(36,693)		(36,693)
Net loss	-	-	-	-	-	(525,703)	(525,703)
June 30, 2022	130,488	130	5,034	50,346	1,226,947	(595,888)	681,535

The accompanying notes are an integral part of these financial statements.

F-3

ELEVATE.MONEY REIT I, Inc.
Statements of Cash Flows
For the Six Months Ended June 30, 2022 and 2021

Unaudited

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Cash Flows from Operating Activities
Net loss	$(525,703)	$(115)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	35,843	-
Amortization of deferred financing costs	22,087	-
Changes in operating assets and liabilities:
Decrease in receivable from tenant	21,739	-
Increase in prepaid expenses and other assets	(17,063)	(62,154)
Decrease in accounts payable and accrued liabilities	(2,356)	-
Net cash provided by operating activities	(465,453)	(62,269)

Cash Flows from Investing Activities
Acquisition of real estate investments	(7,750)	-
Deposits	(100,000)
Net cash used in investing activities	(107,750)	-

Cash Flows from Financing Activities
Proceeds from draw on unsecured line of credit from related party	180,143	61,496
Repayments on line of credit from related party		-
Proceeds from mortgage note payable	1,195,221	-
Payments on mortgage note payable	(1,340,000)	-
Proceeds from issuance of common stock	724,165	1,000
Dividends paid to common stockholders	(4,943)	-
Offering costs related to issuance of common stock	(29,405)	-
Repurchases of common stock	(36,909)	-
Other		-
Net cash provided by financing activities	688,272	62,496

Total increase (decrease) in cash	115,069	(115)
Cash at beginning of period	66,598	1,000
Cash at end of period	$181,667	$226
Supplemental Disclosure of Cash Flow Information:
Interest paid	$35,205	$-
Supplemental Schedule of Noncash Investing and Financing Activities:
Stock subscriptions received for shares not yet issued	$54,866	$47,950
Reinvested dividends from common stockholders	$22,493	$-

The accompanying notes are an integral part of these financial statements.

F-4

ELEVATE.MONEY REIT I, INC.

Notes to Financial Statements

(Unaudited)

NOTE 1. BUSINESS AND ORGANIZATION

Elevate.Money REIT I, Inc., formerly known as, Escalate Wealth REIT I, Inc. (the “Company”), was incorporated on June 22, 2020 under the laws of the State of Maryland. The Company intends to qualify as a real estate investment trust (REIT) as of the year ended December 31, 2022, with authority to issue 10,000,000 shares of stock, consisting of 5,000,000 shares of preferred stock, $0.001 par value per share, and 5,000,000 shares of common stock, $0.001 par value share. The minimum initial investment by any investor is 10 shares ($100). The Company was formed to primarily invest, directly, in single tenant retail and commercial properties. The Company’s overall objective is to invest in real estate assets with a long-term view towards making regular cash dividends and generating capital appreciation.

On July 31, 2020, the Company filed an offering statement with the Securities and Exchange Commission (the “SEC”) pursuant to Regulation A under the Securities Act, also known as “Reg A+” to publicly offer 5,000,000 shares of its common stock for a price equal to $10 per share (the “Offering”). The Company obtained its notice of qualification from the SEC on October 15, 2020 and commenced selling shares of its common stock in September 2021.

The Company is externally managed by Elevate.Money, Inc. (its “Advisor”). The Company and its Advisor have engaged Lalutosh Real Estate, LLC (“LRE”), an affiliate of the Advisor, to provide real estate brokerage services. The sole member of LRE is the Advisor, Elevate.Money, Inc. See Note 7 for additional information on the Company’s advisory agreement and real estate services agreement.

NOTE 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC. The financial statements include all the accounts of the Company. All significant intercompany balances and transactions are eliminated in consolidation.

The financial statements and accompanying notes are the representations of the Company’s management, which is responsible for their integrity and objectivity. In the opinion of the Company’s management, the financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. The preparation of the financial statements and accompanying notes thereto in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and disclosures. Actual results could differ from those estimates.

Revenue Recognition

The Company accounts for revenue in accordance with FASB Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU No. 2014-09”), which includes revenue generated by sales of real estate, other operating income and tenant reimbursements for substantial services earned at the Company’s properties. Such revenues are recognized when the services are provided and the performance obligations are satisfied. Tenant reimbursements, consisting of amounts due from tenants for common area maintenance, property taxes and other recoverable costs, are recognized in rental income subsequent to the adoption of Topic 842, as discussed below, in the period the recoverable costs are incurred. Tenant reimbursements, for which the Company pays the associated costs directly to third-party vendors and is reimbursed by the tenants, are recognized and recorded on a gross basis.

The Company accounts for leases (determined to be operating leases) in accordance with FASB ASU No. 2016-02 “Leases (Topic 842)” and the related FASB ASU Nos. 2018-10, 2018-11, 2018-20 and 2019-01, which provide practical expedients, technical corrections and improvements for certain aspects of ASU 2016-02 (collectively “Topic 842”). Topic 842 established a single comprehensive model for entities to use in accounting for leases. Topic 842 applies to all entities that enter into leases. Lessees are required to report assets and liabilities that arise from leases. Lessor accounting has largely remained unchanged; however, certain refinements are made to conform with revenue recognition guidance, specifically related to the allocation and recognition of contract consideration earned from lease and non-lease revenue components. Topic 842 impacts the Company’s accounting for leases primarily as a lessor. Topic 842 also impacts the Company’s accounting as a lessee; however, such impact is not considered material.

F-5

As a lessor, the Company’s lease with its tenant provides for the lease of a real estate property, as well as common area maintenance, property taxes and other recoverable costs. Tenant reimbursements of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the expenses are incurred.

For the six months ended June 30, 2022 and 2021, tenant reimbursements included in rental income amounted to $24,160 and $0, respectively.

The Company recognizes rental income from its tenant under the operating lease on a cash basis, which approximates the straight-line basis over the current noncancelable term of the lease when collectability of such amounts is reasonably assured. Assurance that the tenant, Family Dollar, will exercise future lease renewal options is likely, but uncertain.

Bad Debts and Allowances for Tenant Rent Receivables

The Company evaluates the collectability of rents and other receivables on a regular basis based on factors including, among others, payment history, credit rating, the asset type, and current economic conditions. If the Company’s evaluation of these factors indicates it may not recover the full value of the receivable, it provides an allowance against the portion of the receivable that it estimates may not be recovered. This analysis requires the Company to determine whether there are factors indicating a receivable may not be fully collectible and to estimate the amount of the receivable that may not be collected.

The Company’s determination of the adequacy of its allowances for tenant receivables includes a binary assessment of whether or not the amounts due under a tenant’s lease agreement are probable of collection. For such amounts that are deemed probable of collection, revenue continues to be recorded on a straight-line basis over the lease term. For such amounts that are deemed not probable of collection, revenue is recorded as the lesser of (i) the amount which would be recognized on a straight-line basis or (ii) cash that has been received from the tenant, with any tenant and deferred rent receivable balances charged as a direct write-off against rental income in the period of the change in the collectability determination. In addition, for tenant and deferred rent receivables deemed probable of collection, the Company also may record an allowance under other authoritative GAAP depending upon the Company’s evaluation of the individual receivables, specific credit enhancements, current economic conditions, and other relevant factors. Such allowances are recorded as increases or decreases through rental income in the Company’s statements of operations. No allowance was provided during the six months ended June 30, 2022 and 2021.

Income Taxes

We were organized and intend to operate so as to qualify for taxation as a REIT under the Internal Revenue Code, as amended. Our qualification and taxation as a REIT depends upon our ability (through historical annual operating results, asset diversification, distribution of our taxable income to stockholders, and diversity of ownership of our common stock) to meet numerous requirements established under highly technical and complex income tax provisions, which are subject to interpretation and change, sometimes with retroactive effect.

If we fail to qualify as a REIT in any fiscal year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Moreover, unless we are entitled to relief under specific statutory provisions, we would also be disqualified as a REIT for four taxable years following the year in which our REIT qualification was lost.

The Company intends, although is not legally obligated, to make regular monthly distributions to holders of its shares at least at the level required to maintain REIT status unless the results of operations, general financial condition, general economic conditions or other factors inhibits the Company from doing so. Distributions are authorized at the discretion of Company’s board of directors, which is directed, in substantial part, by its obligations to cause the Company to comply with the REIT requirements of the Internal Revenue Code.

The REIT must pass these four tests annually in order to retain its special tax status:

1.       Distribution test. The REIT must distribute at least 90 percent of its annual taxable income, excluding capital gains, as dividends to its stockholders.

2.       Assets test. The REIT must have at least 75 percent of its assets invested in real estate, mortgage loans, shares in other REITs, cash, or government securities.

F-6

3.       Income test. The REIT must derive at least 75 percent of its gross income from rents, mortgage interest, or gains from the sale of real property. And at least 95 percent must come from these sources, together with dividends, interest and gains on securities sales.

4.       Stockholders test. The REIT must have at least 100 stockholders and must have less than 50 percent of its outstanding shares concentrated in the hands of five or fewer individuals.

The Company failed to qualify as a REIT in 2021 because more than 50% of the Company’s outstanding shares are owned by five or fewer individuals (‘closely held”). As such, its income will be taxed at regular corporate rates. However, if in 2022, the Company is not “closely held”, it can still make the REIT election for 2022, assuming all the other requirements are met. In short, the “closely held” rule is disregarded for the first tax year in which a REIT election is made.

There is no provision for income taxes in the statements of operations since the Company had a taxable loss in 2022 and 2021. The minimum franchise tax of $800 is included in general and administrative expense in 2022. The differences between book loss and taxable loss primarily relate to lower deductions for depreciation and deferred financing costs. Consequently, the Company’s tax loss is lower in 2022. Given the Company’s loss position, the immaterial net deferred tax assets, and its intent to qualify as a REIT in subsequent periods, the Company has decided to fully reserve its net deferred tax assets.

The Company has concluded that there are no other significant uncertain tax positions requiring recognition in its financial statements. The Company has not been assessed material interest or penalties by any major tax jurisdictions. The Company’s evaluations were performed for the tax years ended December 31, 2021 and 2020. As of June 30, 2022, the returns for calendar years 2021 and 2020 remain subject to examination by the IRS.

Other Comprehensive Loss

For the six months ended June 30, 2022 and 2021, other comprehensive loss is the same as net loss.

Per Share Data

The Company reports a dual presentation of basic earnings per share (“Basic EPS”) and diluted earnings per share (“Diluted EPS”). Basic EPS excludes dilution and is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted EPS uses the treasury stock method or the if-converted method, where applicable, to compute for the potential dilution that would occur if dilutive securities or commitments to issue common stock were exercised.

Diluted EPS is the same as Basic EPS for the six months ended June 30, 2022 and 2021 as the Company had no dilutive securities or commitments issued.

Fair Value Measurements and Disclosures

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an existing price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy, which is based on three levels of inputs, the first two of which are considered observable and the last unobservable, that may be used to measure fair value, is as follows:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

F-7

The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

Cash; receivable from tenant; stock subscriptions held in escrow, prepaid expenses and other assets; and accounts payable and accrued liabilities; approximate their fair values due to the short maturities of these items.

Mortgage notes payable: The fair value of the Company’s mortgage notes payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.

Related party transactions: We have concluded that it is not practical to determine the estimated fair value of related party transactions. Disclosure rules for fair value measurements require that for financial instruments for which it is not practicable to estimate fair value, information pertinent to those instruments be disclosed. Further information as to these financial instruments with related parties is included in Note 7.

GAAP has concluded that transactions involving related parties cannot be presumed to be carried out on an arm’s length-basis, as the requisite conditions of competitive, free-market dealings may not exist. Therefore, in the opinion of management, the fair value of the related party line of credit cannot be readily estimated, as the transaction is with a related party. Other information about related-party transactions are provided, where applicable, elsewhere in these notes of the financial statements.

Cash

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. The Company does not have any cash equivalents as of June 30, 2022 and 2021. Cash is stated at cost, which approximates fair value. The Company’s cash balance may exceed federally insurable limits. The Company mitigates this risk by depositing funds with major financial institutions; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets.

Investment in Real Estate

Valuation

The Company records acquisitions that meet the definition of a business as a business combination. If the acquisition does not meet the definition of a business, the Company records the acquisition as an asset acquisition. Under both methods, all assets acquired and liabilities assumed are measured based on their acquisition-date fair values. There were no real estate acquisitions during the six months ended June 30, 2022 and 2021. Transaction costs that are related to a business combination are charged to expense as incurred. Transaction costs that are related to an asset acquisition are capitalized upon purchase of the related asset.

The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

F-8

The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, the Company generally includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods. The Company amortizes the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining term of the respective lease.

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and depreciated or amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset and are expensed as incurred. Significant replacements and betterments are capitalized. We anticipate the estimated useful lives of our assets by class to be generally as follows:

•	Building	40 years
•	Site improvements	Shorter of 15 years or remaining lease term, 5 years
•	Tenant improvements	Shorter of 15 years or remaining lease term, 5 years

Depreciation expenses for the six months ended June 30, 2022 and 2021 were $35,842 and $0, respectively.

Impairment of Investment in Real Estate

We regularly monitor events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, we do not believe that we will be able to recover the carrying value of the asset, we will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset.

No impairment charges were recorded for the six months ended June 30, 2022 and 2021.

Leasing Costs

We account for leasing costs under Topic 842. Initial direct costs would include only those costs that are incremental to the lease arrangement and would not have been incurred if the lease had not been obtained. We charge to expense internal leasing costs and third-party legal leasing costs as incurred. These expenses are included in general and administrative expense in our statements of operations.

Deferred Financing Costs

Deferred financing costs represent mortgage loan issuance fees, legal fees, and other third-party costs associated with obtaining financing and are presented on the Company's balance sheet as a direct deduction from the carrying value of the associated mortgage note. These costs are amortized to interest expense over the term of the mortgage loan using the effective interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Square Footage and Other Measures

Square footage and other measures used to describe real estate investments included in the notes to the financial statements are presented on an unaudited basis.

F-9

Recent Accounting Pronouncements

Management has reviewed all recent accounting pronouncements issued to the date of the issuance of the financial statements, and does not believe any of these pronouncements have a material impact on the Company’s financial statements.

NOTE 3. INVESTMENT IN REAL ESTATE

On July 29, 2021, the Company acquired a real estate property consisting of one building located on one parcel of land with an aggregate net rentable space of approximately 8,320 square feet located in Fort Worth, Texas (the “Family Dollar Fort Worth Property”). The contractual purchase price of the Family Dollar Fort Worth Property was $2,000,000 plus closing costs. The Company funded the purchase of the Family Dollar Fort Worth Property with proceeds from sales of common stock, and a $1,340,000 mortgage secured by such property, and a draw on the Company’s unsecured line of credit from its Advisor, as discussed below.

Operating Lease

The Family Dollar Fort Worth Property lease is guaranteed (including extensions) by Dollar Tree, Inc., the parent entity of the tenant, and has a term that expires June 30, 2026 with four 5-year options for renewal.

As of June 30, 2022, the future minimum contractual rent payments due under this lease, are as follows:

2022	$70,018
2023	140,036
2024	140,036
2025	140,036
2026	70,018
$560,144

Included in tenant improvements and other capitalized costs on the accompanying balance sheet are capitalized leasing costs of $68,694, which are being amortized over 5 years

Revenue Concentration

The Company’s revenue from the Family Dollar Fort Worth Property represented 100% of total revenues for the six months ended June 30, 2022.

Asset Concentration

The Company’s asset concentration (greater than 10% of total assets) from the Family Dollar Fort Worth Property represented 90% of total assets as of June 30, 2022.

NOTE 4. MORTGAGE NOTE PAYABLE

As of June 30, 2022, the Company had a $1,200,000 loan originated by Pacific Premier Bank, an unaffiliated commercial lender. This mortgage, originated on March 30, 2022, is secured by the Family Dollar Fort Worth Property, has a 10-year term, bears interest initially at 3.95% for five years, amortizes over 25 years, and is guaranteed by the Company’s CEO, Harold Hofer.

Previously, on July 29, 2021, the company obtained a $1,340,000 mortgage loan from Dew Claw, LLC, an unaffiliated Lender. The loan was due on August 1, 2022, with one 6-month extension option (the “Dew Claw Mortgage Loan”). The Dew Claw Mortgage Loan bore annual interest at a fixed rate of 8% with interest only payments at 7% until maturity, payable monthly, and was guaranteed by the Company’s former CEO, Harold Hofer. The Dew Claw Mortgage Loan was refinanced on March 30, 2022 with the Pacific Premier Bank Mortgage discussed above.

During 2021 the Company incurred deferred financing costs of $33,131 in connection with obtaining the Dew Claw Mortgage Loan. The carrying value of the loan approximates fair value due to its short-term nature.

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NOTE 5. UNSECURED LINE OF CREDIT – RELATED PARTY

As of June 30, 2022, the Company had a revolving unsecured line of credit facility the (“Line of Credit”) with its Advisor to fund real property acquisitions. Originated in March 2021, the Advisor had waived its rights to interest under the line of credit through December 31, 2021. The unsecured line of credit allows for a maximum principal balance of $1,000,000 and bears interest at 6%. In March 2022, the maturity date of the revolving line was extended from March 11, 2022, to March 11, 2023. The Company intends to repay such facility with proceeds from sale of common stock or mortgage proceeds secured by its real property holdings.

During 2021, the Company drew $867,602 on the Line of Credit to fund expenses associated with the acquisition of the Family Dollar Fort Worth Property and repaid $532,000, leaving a balance at December 31, 2021 of $335,602. During 2022, the Company drew another $180,142 on the Line of Credit to fund REIT marketing and administrative expenses. At June 30, 2022 the balance was $515,744.

NOTE 6. STOCKHOLDERS’ EQUITY

The Company is selling its shares through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “Reg A+” over the Elevate.Money internet platform. The minimum initial investment by an investor is 10 shares at a purchase price of $10 per share ($100). 4,500,000 shares are being offered through the Offering and 500,000 shares are being offered through the Company’s dividend reinvestment plan. The Company reserves the right to reallocate the shares of common stock it is offering between the Offering and its dividend reinvestment plan. The maximum amount that can be raised in the Offering is $50,000,000.

As of June 30, 2022 and December 31, 2021, the Advisor owned 100 shares of the Company’s common stock for which it paid $1,000 at the $10 per share offering price, and common stock and additional paid in capital balances were $1 and $999, respectively. The Company’s executive officers and board members, and their affiliates, and its Advisor and its affiliates, may purchase shares of common stock at the same price and terms as other investors.

The Company is not registered as an investment company under the Investment Company Act of 1940, as amended.

Common Stock - Voting Rights

The stockholders will be entitled to one vote for each share. The stockholders are entitled to vote on certain matters, including, but not limited to, the following: (i) the amendment or modification of the articles of incorporation, (ii) the amendment or repeal of the bylaws, (iii) the removal of a director, and (iv) termination of our status as a REIT (after we have qualified for REIT status). The stockholders do not have cumulative voting rights in the election of directors.

Preferred Stock

The Board of Directors authorized the Company to issue up to 5,000,000 shares of preferred stock in one or more classes or without approval of its common stockholders. The Company’s Board of Directors may determine the relative rights, preferences and privileges of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences and privileges attributable to our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. The Company’s Board of Directors has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval. A majority of its Board of Directors, who do not have an interest in the transaction, must approve any issuance of preferred stock. The Company’s Board of Directors is authorized by its charter to consult with Company counsel or independent counsel at the Company’s expense before deciding whether to approve the issuance of preferred stock.

Dividends

The Company paid dividends based on daily record dates commencing on September 2, 2021 through June 30, 2022 at a rate of $0.001780822 per share per day on the outstanding shares of the Company’s common stock, which the Company aggregated and paid on a monthly basis on the 10th day following the end of each month. Dividends are paid in cash or reinvested in shares of the Company’s common stock for stockholders participating in the Company’s dividend reinvestment plans, as discussed below. The daily dividend rate of $0.001780822 per share of common stock reflects an annualized dividend rate of $0.65 per share, or 6.5% based upon the Company’s current share price of $10 per share. While the Company’s Board of Directors is under no obligation to do so, the annualized basis return assumes that the Board of Directors will declare dividends in the future similar to the dividends disclosed herein.

F-11

Ownership, Transfer Limitations, and Reporting Requirements

When the Company qualifies as a REIT, and except as otherwise provided in the Company’s charter, no person (as defined in the articles of incorporation) may own in excess of 9.8% of the outstanding shares. The articles of incorporation contain various restrictions on the investors’ ability to transfer shares. These restrictions are necessary to ensure that the Company remains qualified as a REIT once elected. For instance, the investor will not be able to transfer shares if, after giving effect to the transfer, the Company would have fewer than 100 stockholders. Additionally, the investor cannot transfer shares if, after giving effect to the transfer, the Company would fail to qualify as a REIT by reason of being closely held. Additionally, should the investor own more than 5% of outstanding shares, or any lesser percentage as determined by the directors, the investor will be required to provide to the Company certain information concerning the ownership of shares.

No Preemptive Rights

Investors do not have any preemptive rights or any other preferential right of subscription for the purchase of any shares of any class or series or for the purchase of any securities convertible into shares of any class or series.

Dividend Reinvestment Plan

The Company has adopted a dividend reinvestment plan pursuant to which its common stockholders may elect to have all or a portion of their dividends reinvested in additional shares of our common stock in lieu of receiving cash dividends. No selling commissions or dealer Advisor fees will be paid on shares sold under the dividend reinvestment plan. Participants in the dividend reinvestment plan will acquire common stock at a price per share equal to $10 per share or, when determined by the Board of Directors, the most recently published net asset value, or “NAV,” per share. The Company may amend, suspend or terminate the dividend reinvestment plan for any reason at any time upon ten days’ notice to the participants.

Share Repurchase Program

The Company’s shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and it currently does not intend to list its shares. In order to provide its stockholders with some liquidity, it has adopted a share repurchase program that may enable them to sell their shares of common stock to the Company in limited circumstances. Stockholders have the ability to present for repurchase all or a portion of their shares to the Company in accordance with the procedures outlined in the share repurchase program. The share repurchase program currently provides that the number of shares that may be repurchased in any given month is limited to 2% of the weighted average number of shares of common stock outstanding during the prior 12 months, not to exceed 5% in total for any three-month period. Our Board of Directors may change terms of or suspend our share repurchase program at any time following notice to our stockholders. The number of shares repurchased in 2022 was 3,669 shares, for an aggregate purchase price of $36,693. No shares were repurchased during the six months ended June 30, 2021.

Offering Sales Commissions and Fees

The Company initially sold shares of common stock to investors through North Capital Private Securities Corporation (“North Capital”), a registered broker-dealer, utilizing the Company’s online platform. In January 2022, the Company engaged the Dalmore Group to be the registered broker-dealer with North Capital continuing to provide escrow and technical services. This change is not expected to result in any significant change to the manner in which our Offering is conducted or change in the nature of our Company’s business or plan of operations or to the Offering.

For providing compliance services as the dealer Advisor for this offering, North Capital received a monthly fee equal to 1% of the purchase price of each share of common stock sold per month in Offering but did not receive any commissions or fees on shares sold under the dividend reinvestment plan. For all payments in 2022 and 2021, the Company paid North Capital 1% of the purchase price of each share of common stock per month. The Company also paid North Capital an upfront $10,000 due diligence fee. In addition, the Company also paid North Capital Investment Technology, the parent company of North Capital, an installation and set-up fee of $5,000 and a monthly administrative fee of $1,000 for technology tools to facilitate the offering of securities. These technology fees are capped at $100,000.

F-12

The Advisor paid the Dalmore Group, $5,000 in 2021 for due diligence fees and has agreed to pay Dalmore services compensation calculated monthly equal to: (i) 1% of the first $5,000,000 raised in the Offering during the subject month, (ii) 0.75% for the next $2,500,000 raised in the Offering during the subject month, (iii) 0.50% for the next $2,500,000 raised in the Offering during the subject month, and (iv) 0.25% of any additional funds raised in excess of $10,000,000 in the Offering during the subject month.

NOTE 7. OTHER RELATED PARTY TRANSACTIONS

Harold Hofer, the Company’s Chief Executive Officer and Chief Financial Officer, and Sachin Jhangiani, the Company’s President and Secretary are also officers and directors of the Company’s Advisor. Mr. Hofer also currently has a majority ownership interest in the Company’s Advisor, and LRE is the Advisor’s wholly owned subsidiary. Mr. Jhangiani also has an ownership interest in the Company’s Advisor.

Reimbursements, Fees and Subordinated Participation Fee

The Advisor and LRE, at their sole election, may waive and/or defer reimbursements and fees otherwise due to them. A waiver or deferral of any fees or reimbursements may increase the cash available to make dividends to the Company’s stockholders. However, deferral of such fees or reimbursements will also create a corresponding liability for the deferred payments which will reduce NAV for the period. During 2021, the Advisor waived reimbursements totaling $404,330 which included audit fees, SEC report filing costs, tax return fees and other administrative expenses. During the six months ended June 30, 2022, no reimbursements were waived by the Advisor.

Reimbursement of Organization and Offering

The Company will reimburse its Advisor actual organizational and offering expenses on a monthly basis with aggregate reimbursements not to exceed 3% of gross offering proceeds from the sale of its common stock, including dividend reinvestment proceeds but excluding upfront and deferred selling commissions and fees. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses, including but not limited to: (i) amounts to reimburse the Company’s Advisor and its affiliates for all marketing related and expenses; and (ii) facilities and technology costs, insurance expenses and other costs and expenses associated with the Offering and marketing of the Company’s common stock.

During the six months ended June 30, 2022 and 2021, the Company paid $ 21,502 and $16,205, respectively, in organization and offering reimbursements to its Advisor.

Acquisition Fee

For each acquisition, the Company will pay LRE 3% of the cost of the investment. During 2021, the Company paid LRE $60,000 in connection with the acquisition of the Family Dollar Fort Worth property which was capitalized and included in the purchase price allocation. A majority of the directors, not otherwise interested in the transaction, may approve fees in excess of these limits, if they determine the transaction to be commercially competitive, fair and reasonable to the Company. No fees were paid in excess of these limits during the six months ended June 30, 2022 and 2021.

REIT Management Fee

The Company will pay its Advisor 0.04167% of total investment value of the assets monthly for managing the Company. For the six months ended June 30, 2022, the Company paid its Advisor $5,000 for such management fees. No such fee was paid by the Company during the six months ended June 30, 2021. For purposes of this fee, “total investment value” means, for any period, the aggregate book value of all our assets as of the end of the previous month, including assets invested, directly or indirectly, in properties, before depreciation or bad debts or other similar non-cash items.

F-13

Asset Management Fee

The Company will pay LRE 0.04167% of total investment value of the assets monthly for managing the Company’s assets. For the six months ended June 30, 2022, the Company paid its Advisor $5,000 for such management fees. No such fee was paid by the Company during the six months ended June 30, 2021. For purposes of this fee, “total investment value” means, for any period, the aggregate book value of all our assets as of the end of the previous month, including assets invested, directly or indirectly, in properties, before depreciation or bad debts or other similar non-cash items.

Financing Coordination Fee

Other than with respect to any mortgage or other financing related to a property concurrent with its acquisition, if LRE provides services in connection with the post-acquisition financing or refinancing of any debt that the Company obtains relative to properties or the REIT, the Company will pay LRE a financing coordination fee equal to 1% of the amount of such financing. No such fees were paid during the six months ended June 30, 2022 and 2021.

Disposition Fee

For substantial assistance in connection with the sale of properties or other investments, the Company will pay LRE 3% of the contract sales price of each property or other investment sold by its Advisor or its affiliates. The disposition fees paid to LRE and unaffiliated third parties may not exceed 6% of the contract sales price. No such fees were paid during the six months ended June 30, 2022 and 2021.

Subordinated Participation Fee

The Company will pay LRE a subordinated participation fee in each year that the Company’s stockholders have achieved at least a 6% cumulative, non-compounded return consisting of (i) cumulative dividends received plus (ii) capital appreciation on their shares measured by their purchase price for the shares and any increase in that amount as determined by the annual NAV calculation. The subordinated participation fee payable to LRE will be equal to 15% of any excess of (i) plus (ii) (from the prior sentence) after the Company’s stockholders have achieved the 6% preferred cumulative, non-compounded return. The subordinated participation fee will be paid annually, if it is due, based upon the highest prior NAV per share (but not less than the initial $10 per share offering price). The subordinated participation fee will be paid by January 31 of the subsequent year and may be paid in cash or in shares of our common stock based upon the then-current NAV per share. Accordingly, LRE is eligible to receive the first payment of the subordinated participation fee in the year when the foregoing calculation is made, if the conditions precedent for payment of the fee are satisfied.

There was no calculation of NAV during 2022 or 2021. As a result, no subordinated participation fees were paid or payable to LRE at June 30, 2022 and at June 30, 2021.

Liquidation Fee

The Company will pay LRE a liquidation fee calculated from the value per share resulting from a liquidation event, including, but not limited to, a sale of all of the properties, a public listing, or a merger with a public or non-public company. Such liquidation fee will be equal to 15.0% of the increase in the resultant value per share as compared to the highest prior NAV per share, if any, multiplied by the number of outstanding shares as of the liquidation date. The liquidation fee will be subordinated to payment to stockholders of the preferred return, pro-rated for the year in which the liquidation event occurs. No such fees were paid during the six months ended June 30, 2022 and 2021.

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NOTE 8. COMMITMENTS AND CONTINGENCIES

Redemption of Common Stock

The Company has a share repurchase program that enables stockholders to sell their common stock to the Company in limited circumstances. During the six months ended June 30, 2022 and 2021, repurchases totaled $36,693, and $0, respectively.

The Company, through its Board of Directors, has the discretion to repurchase fewer shares than had been requested to be repurchased in a particular month or quarter, or to repurchase no shares at all, in the event that it lacked readily available funds to do so due to market conditions beyond the Company’s control, its need to maintain liquidity for its operations or because the Company determined that investing in real property or other investments was a better use of its capital than repurchasing its shares.

Legal Matters

From time-to-time, the Company may become party to legal proceedings that arise in the ordinary course of its business. The Company is not a party to any legal proceeding, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

NOTE 9. SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the financial statements are issued.

Acquisition and Mortgage Financing

On July 28 2022, the Company completed the purchase of a property containing a Shell USA, Inc. branded fuel station and convenience store near Columbia, South Carolina (the “South Carolina Shell Property”). The purchase price for the South Carolina Shell Property was $1,900,000, exclusive of closing costs. The Company financed the purchase price with the shareholder equity, a personal loan from the Company’s CEO, Mr. Hofer of $185,000, and a short term secured bridge loan from Dew Claw, LLC, a Nevada limited liability company in the amount of $1,360,000, which the Company intends to replace with a permanent loan. The bridge loan will bear interest at a rate of 7.0% per annum, and have an exit fee equal to 0.125% of the loan balance for each month that the bridge loan is outstanding. The bridge loan will mature twelve months after its funding date (close of escrow). The personal loan from Mr. Hofer bears interest at the rate of 6% per annum on a cumulative, non-compounded basis, and is repayable on or before March 11, 2023. The purchase was completed through a limited liability company, wholly-owned by the Company, formed as a special purpose acquisition vehicle for purposes of the acquisition.

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ITEM 4. EXHIBITS

INDEX OF EXHIBITS

Exhibit No.	Description
2.1	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed on July 31, 2020)
2.1A	Articles of Amendment (incorporated by reference to Exhibit 2.1A filed with the Company’s Amendment No. 1 to Post-Qualification Amendment No. 1 on Form 1-A/A filed on July 15, 2021)
2.2	Bylaws (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A, filed on July 31, 2020)
2.2A	Amendment No. 1-Bylaws (incorporated by reference to Exhibit 2.2A to the Company’s Offering Statement on Form 1-A, filed on July 15, 2021)
3.	Distribution Reinvestment Plan (incorporated by reference to Appendix B to the Company's Amendment No. 2 to Post Qualification Amendment No. 1 filed July 27, 2021)
4.	Form of Investment Form and Subscription Agreement (incorporated by reference to Appendix A to the Company's Amendment No. 2 to Post Qualification Amendment No. 1 filed July 27, 2021)
6.1	Escrow Agreement, dated March 24, 2021, by and between Escalate Wealth REIT I, Inc. and North Capital Private Securities Corporation(incorporated by reference to Exhibit 1.2 to the Company’s Offering Statement on Form 1-A/A, filed on August 4, 2021)
6.2	Broker-Dealer Agreement, dated December 2, 2021, by and between Elevate.Money REIT 1 and Dalmore Group, LLC. (incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U, filed on December 29, 2021)
6.3	Advisory Agreement, dated June 22, 2020, by and among Escalate Wealth REIT I, Inc. and Escalate Wealth, LLC (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on July 31, 2020)
6.4	Real Estate Services Agreement, dated June 22, 2020, by and among Escalate Wealth REIT I, Inc.; Escalate Wealth, LLC and Lalutosh Real Estate, LLC (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on July 31, 2020).
6.5	Line of Credit Agreement, dated March 11, 2021, with Elevate Wealth, LLC (incorporated by reference to Exhibit 6.5 of Form 1-K filed July 15, 2021).
6.6	Amendment No. 1 to Line of Credit Promissory Note, dated effective March 10, 2022 (incorporated by reference to Exhibit 6.5 of Form 1-K filed May 2, 2022).
6.7	Business Loan Agreement, dated March 14, 2022, by and between Elevate.Money REIT I, LLC and Pacific Premier Bank (incorporated by reference to Exhibit 6.6 of Form 1-K filed May 2, 2022).
6.8	Conflicts Committee Charter (incorporated by reference to Exhibit 6.1 of Form 1-K filed July 15, 2021).
6.9	Mortgage, Assignment of Leases and Rents, Fixture Filing, and Security Agreement, dated July 28, 2022, by and among 2EM St. Andrews Rd SC, LLC and Dew Claw, LLC (incorporated by reference to Exhibit 6.9 of the Post-Qualification Offering Circular Amendment No. 2, filed August 11, 2022).
6.10	Form of Indemnification Agreement (incorporated by reference to Exhibit 6.1 of Form 1-U filed September 22, 2022).

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Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVATE.MONEY REIT I, INC.

By:	/s/ David Perduk
David Perduk Chief Executive Officer September 27, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ David Perduk	Chief Executive Officer, Chief Financial Officer and Chairman of the Board	September 27, 2022
David Perduk	(principal executive officer, principal financial officer and principal accounting officer)

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